

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2020

Thomas Hennessy
Co-Chief Executive Officer and President
PropTech Acquisition Corporation
3485 N. Pines Way, Suite 110
Wilson, WY 83014

>   **Re: PropTech Acquisition Corporation**
>   **Amendment No. 1 to**
>   **Registration Statement on Form S-4**
>   **Filed November 17, 2020**
>   **File No. 333-249468**

Dear Mr. Hennessy:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 10, 2020 letter.

Amendment No. 1 to Form S-4 filed November 17, 2020

Proposal No. 10 -- The NASDAQ Proposal, page 187

1.   We note your response to comment 9 and are unable to agree with your analysis. Although the Nasdaq listing rules do not require that the merger share approval and PIPE share approval be voted on as separate proposals, we believe shareholders could wish to express separate views on the respective share approvals because each appears material, independently of the other. For related guidance, refer to Question 101.02 of our Compliance and Disclosure Interpretations regarding "unbundling" under Rule 14a-4(a)(3). Please advise or revise accordingly.

You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Larry Spirgel, Assistant Director, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brooks Antweil